Exhibit 99.1

i-80 Gold Recipient of Four Nevada Mining Association Safety Awards

RENO, Nev., Sept. 14, 2022 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is honored to announce that the Company is the recipient of two Mine Operator Safety Awards by the Nevada Mining Association ("NVMA") as well as two Individual Awards.

Awards are given to the top mines in designated categories based on their safety rate, which is calculated through a formula that factors the number of employees on site, number of hours worked, penalties for lost-time accidents, number of reportable incidents, and lost-time days.

Lone Tree and Ruby Hill both received the Small Surface Operator Safety Award. Each mine site hosted a celebratory lunch to thank our employees for their ongoing dedication to safety.

The Nevada Mining Association also recognizes individuals and mine operators that exemplify the industry's dedication to workplace safety as a part of its annual Safety Awards.

Cammie Holland, Lone Tree Lab Superintendent, received the Supervisor Safety Award and Dillion Pollock, Ruby Hill Electrician, received the Safety Champion Award. 37 individuals were recognized at an awards luncheon on September 10, 2022, at the NVMA Convention in Lake Tahoe.

"In creation of i-80 Gold we brought together a collection of high-quality assets, and these assets have come with an exceptional team of dedicated professionals. This is evident with the Nevada Mining Association's recognition of two properties and two individuals as 2022 Safety Award recipients. Thank you to everyone at i-80 Gold for your exceptional performance in Health and Safety leadership." Stated Matthew Gili, President & COO of i-80 Gold Corp.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facility that includes an autoclave.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to, the factors discussed below and elsewhere in this release, as well as unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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SOURCE i-80 Gold Corp

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%CIK: 0001853962

For further information: Please contact: Ewan Downie - CEO; Matt Gili - President & COO; Matthew Gollat - EVP Business & Corporate Development, Info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 14-SEP-22